UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor,

11100 Montevideo, Uruguay

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 13, 2024 titled “Arcos Dorados Reports Strong Fourth Quarter and Full Year 2023 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 13, 2024

Item 1

Arcos Dorados 4Q & Full Year 2023 Results

ARCO LISTED NYSE

March 13, 2024

McDonald's

ARCOS DORADOS REPORTS STRONG FOURTH QUARTER AND FULL YEAR 2023 FINANCIAL RESULTS

•	Total revenues reached $1.2 billion in the fourth quarter and $4.3 billion for the full year 2023, the Company’s strongest US dollar results for both periods

•	Systemwide comparable sales¹ grew 32.4% in the fourth quarter and 34.6% in the full year 2023, up 1.1x and 1.3x blended inflation, respectively

•	Digital channel sales (Mobile App, Delivery and Self-order Kiosks) contributed 53% of the fourth quarter’s systemwide sales, including 21% identified sales

•	Consolidated Adjusted EBITDA¹ in the fourth quarter and full year were $132.6 million and $472.3 million, respectively, also the Company’s strongest US dollar results for each period

•	Net Income in the fourth quarter was $55.8 million, or $0.26 per share, and $181.3 million for the full year, or $0.86 per share, the Company’s highest earnings per share for a full year

•	Net Debt to Adjusted EBITDA ratio remained at a healthy 1.0x at year-end 2023

•	The Board of Directors declared a cash dividend of $0.24 per share for 2024

Montevideo, Uruguay, March 13, 2024 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the three months, and audited results for the twelve months, ended December 31, 2023.

Fourth Quarter 2023 Highlights

•	Consolidated revenues totaled $1.2 billion, rising 15.4% in US dollars versus the prior year period.

•	Systemwide comparable sales¹ increased 32.4%, with higher guest traffic and average check driving at or above-inflation growth in all divisions.

•	Consolidated Adjusted EBITDA¹ reached $132.6 million, the Company’s highest quarterly result, rising 16.3% in US dollars.

•	Consolidated Adjusted EBITDA margin was 11.3%, rising 10 basis points versus the fourth quarter of 2022.

•	Net income was $ 55.8 million in the quarter, or $0.26 per share.

•	The Company opened 36 restaurants in the quarter, including 31 free-standing locations and 18 new restaurants in Brazil.

1 For definitions, please refer to pages 16 and 17 of this document.

Full Year 2023 Highlights

•	Consolidated revenues totaled $4.3 billion, rising 19.7% in US dollars versus 2022.

•	Systemwide comparable sales¹ increased 34.6%, with above-inflation growth throughout the year and across all divisions, rising 1.3x the period’s blended inflation rate.

•	Consolidated Adjusted EBITDA reached $472.3 million in 2023, up 22.2% in US dollars versus the prior year, establishing a new high for a full year.

•	Consolidated Adjusted EBITDA margin rose to 10.9% for the year, improving 20 basis points versus the prior year, or 60 basis points, excluding the increase in the effective royalty rate.

•	Net income of $181.3 million, or $0.86 per share, was the highest earnings per share in the Company’s history and compared with $0.67 per share for the full year 2022.

•	Restaurant openings reached 81 new units in 2023, including 72 free-standing locations and 50 openings in Brazil.

Message from Marcelo Rabach, Chief Executive Officer

We are very pleased to report that we had a solid finish to a very strong year in 2023. Our Three D’s Strategy of Digital, Delivery and Drive-thru continues to evolve while leveraging the industry’s largest free-standing restaurant portfolio.

The penetration of Digital channels is expanding throughout our footprint thanks to (i) a mobile app that works as an e-commerce platform to offer incentives and convenience to increase guest loyalty and visit frequency, (ii) a Delivery sales channel that continues to grow strongly in a segment where we are clearly the industry leaders, and (iii) self-order kiosks capturing an increasing share of on-premise orders, with about 60% of Arcos Dorados’ restaurants already modernized to the Experience of the Future (EOTF) format.

We have adapted to changes in consumer preferences over the last several years to provide the most compelling value, experience and convenience proposition in the region’s quick service restaurant (QSR) industry. Results in 2023 reflect how this led to increased visit frequency and market share gains across our markets. And we feel like we are just getting started with the Three D’s strategy driving sustainable sales growth, supported by restaurant volume and average check. Our objective is to deliver above inflation growth in systemwide comparable sales to then drive operating leverage and profitability growth over time.

Our balance sheet is very strong, and we are accelerating the pace of restaurant openings, which will allow us to capture significant growth opportunities for years to come, all while operating responsibly and supporting the communities we serve. I am certain we have the best Brand in the industry, along with the right strategy and team to generate even more shareholder value in 2024. Thank you for your continued support of Arcos Dorados.

1 For definitions, please refer to pages 16 and 17 of this document.

Consolidated Results

Figure 1. AD Holdings Inc Consolidated: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,312			2,361

Sales by Company-operated Restaurants	972.3	(236.2)	385.4	1,121.5	15.3%	39.6%
Revenues from franchised restaurants	46.4	(5.9)	13.5	54.0	16.5%	29.1%
Total Revenues	1,018.6	(242.0)	398.9	1,175.5	15.4%	39.2%
Systemwide Comparable Sales						32.4%
Adjusted EBITDA	114.1	(19.4)	38.0	132.6	16.3%	33.3%
Adjusted EBITDA Margin	11.2%			11.3%	0.1 p.p.
Net income attributable to AD	54.5	(40.6)	41.9	55.8	2.4%	78.5%
No. of shares outstanding (thousands)	210,595			210,655
EPS (US$/Share)	0.26			0.26

Arcos Dorados’ total revenues reached $1.2 billion, up 15.4% in US dollars versus the prior year quarter. Systemwide comparable sales grew 32.4% in the fourth quarter, on top of very strong sales growth in the prior year period.

The Company’s structural competitive advantages and consistent execution of the Three-D’s strategy, together with the strength of the McDonald’s Brand, continued driving sales growth and market share gains. By the end of 2023, Arcos Dorados consolidated its leadership in the region with at least double the visit share of its main competitors across all main markets.

On-premise sales (front counter, dessert centers and McCafé) grew 14% in US dollars versus the prior year, generating 58% of systemwide sales in the fourth quarter. Off-premise channels (Delivery and Drive-thru) grew 16% in US dollar sales versus the prior year, benefitting from continued popularity among guests.

Digital channels also contributed to the strong topline performance. Digital sales surpassed $800 million, growing about 39% versus the prior year, and accounted for 53% of systemwide sales. As of the end of December, the Company’s Mobile App had almost 115 million accumulated downloads, with about 18.5 million average monthly active users in the fourth quarter. Identified sales, where guests have shared their data with the Company and allowed it to use the data for commercial purposes, represented 21% of consolidated sales in the fourth quarter of 2023.

Adjusted EBITDA

4Q23 Adjusted EBITDA Bridge
($ million)

Fourth quarter consolidated Adjusted EBITDA reached $132.6 million, up 16.3% in US dollars over the prior year quarter, with continued strong US dollar growth contribution from all divisions. Consolidated Adjusted EBITDA margin reached 11.3% for the quarter, expanding 10 basis points versus the prior year period.

Margin performance reflects better Food and Paper (F&P) costs and general and administrative expenses (G&A), partially offset by moderately higher Occupancy & Other Operating expenses as a percentage of revenue compared with the prior year. Payroll expenses were flat as a percentage of revenue compared with the prior year quarter.

Notable items in the Adjusted EBITDA reconciliation

Included in Adjusted EBITDA: There were no notable items included in Adjusted EBITDA in either the fourth quarter of 2023 or the fourth quarter of 2022.

Excluded from Adjusted EBITDA: In the fourth quarter of 2023, other operating income/(expense) included a total of $7.4 million in non-cash expenses, primarily related to higher impairments and write-offs of long-lived assets versus the prior year.

Non-operating Results

Arcos Dorados’ non-operating results for the fourth quarter included a net interest expense of $5.3 million and a non-cash foreign exchange loss of $11.5 million. The Company recorded an income tax expense of $7.8 million in the quarter, compared to an income tax expense of $20.1 million in the prior-year period.

Fourth quarter net income attributable to the Company totaled $55.8 million, compared to net income of $54.5 million in the same period of 2022. Arcos Dorados recorded earnings of $0.26 per share in the fourth quarter of 2023, in line with the prior-year quarter.

Total weighted average shares for the fourth quarter of 2023 amounted to 210,654,969 compared to 210,594,545 in the prior year’s quarter.

For reference:

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,214			2,278

Sales by Company-operated Restaurants	967.0	(212.5)	357.0	1,111.4	14.9%	36.9%
Revenues from franchised restaurants	45.8	(3.8)	11.1	53.1	16.0%	24.3%
Total Revenues	1,012.8	(216.3)	368.1	1,164.5	15.0%	36.3%
Systemwide Comparable Sales						29.2%
Adjusted EBITDA	115.1	(20.3)	38.8	133.6	16.1%	33.7%
Adjusted EBITDA Margin	11.4%			11.5%	0.1 p.p.
Net income attributable to AD	55.7	(41.0)	42.8	57.4	3.2%	78.4%
No. of shares outstanding (thousands)	210,595			210,655
EPS (US$/Share)	0.26			0.27

Brazil Division

Figure 3. Brazil Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	1,084			1,130

Total Revenues	406.3	28.8	47.8	482.9	18.9%	11.8%
Systemwide Comparable Sales						6.2%
Adjusted EBITDA	81.2	5.7	6.8	93.7	15.4%	8.3%
Adjusted EBITDA Margin	20.0%			19.4%	-0.6 p.p.

Brazil’s revenues reached $482.9 million, increasing 18.9% year-over-year, and systemwide comparable sales rose 6.2% year-over-year, or 1.3x the country’s inflation in the period.

Sales and traffic growth in Brazil benefited from the strong performance of Digital channels, which were up 40% in US dollar sales versus the prior year. Digital channels accounted for 63% of systemwide sales in the country, including 26% identified sales. Off-premise channel sales grew 22% in US dollars versus the prior year, representing 40% of systemwide sales in the period.

Sales through the Mobile App reached a new quarterly record after the nationwide launch of the Loyalty Program “Meu Méqui” in Brazil, at the end of October of 2023. The program boosts the power of the Company’s Mobile App, leveraging guest data to increase engagement, frequency and lifetime value through a more personalized and rewarding experience. In November of 2023, the division’s traditional Méqui Friday campaign helped generate record Mobile App downloads and active users. The Loyalty program continues to grow. At the end of February 2024, the program had over 5.0 million registered members and strong initial results related to guest frequency and redemption rates.

Marketing initiatives in the quarter included the introduction of the “McCrispy Chicken Elite” in October to continue building the chicken category. The sandwich is a new approach to one of the Company’s best-selling sandwiches, combining its crispy and juicy breaded chicken with the new Honey & Fire sauce. In November of 2023, the Company reinforced its beef platform by bringing back the famous Big Mac jingle to launch two limited timed offers: the “Double Big Mac” and the “Big Mac Bacon”.

As reported Adjusted EBITDA in the division reached $93.7 million in the quarter, rising 15.4% versus the prior year in US dollars. Adjusted EBITDA margin declined by 60 basis points versus the prior year period. Lower F&P costs and G&A were offset by higher Payroll and Occupancy & Other Operating expenses as a percentage of revenue compared with the prior year period.

North Latin American Division (NOLAD)

Figure 4. NOLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	638			647

Total Revenues	260.8	20.1	19.5	300.4	15.2%	7.5%
Systemwide Comparable Sales						5.4%
Adjusted EBITDA	27.9	2.3	1.0	31.1	11.7%	3.6%
Adjusted EBITDA Margin	10.7%			10.4%	-0.3 p.p.

As reported revenues were $300.4 million, up 15.2% in US dollars versus the prior year quarter, and systemwide comparable sales rose 5.4% year-over-year, or 2.1x the division’s blended inflation in the period, with notably strong contributions from Mexico and the French West Indies.

Digital sales penetration expanded significantly in the fourth quarter, reaching 34% of systemwide sales, compared with just 22% in the prior year quarter. The Company continued investing in the modernization of its restaurants and in the development of its digital capabilities in the division.

NOLAD reinforced its market leadership in the fourth quarter, achieving its highest level of visit share while growing key brand attributes such as “Top of Mind”, “Favorite Brand” and “High-Quality Food”.

Marketing activities were key to support the division’s strong sales momentum. In Mexico the Company launched the “Grand Tasty” and the “Grand McBacon”, two new “GRANDS” sandwiches, a platform focused on large and indulgent burgers to engage guests. In Puerto Rico, the “Saca Tu Encanto” campaign focused on brand affinity, helping the Company continue to gain market share to lead the island’s highly competitive QSR industry.

As reported Adjusted EBITDA in the division reached $31.1 million in the quarter, rising 11.7% versus the prior year in US dollars. Adjusted EBITDA margin declined by 30 basis points versus the prior year period. Better F&P costs were offset primarily by higher Payroll and Occupancy & Other Operating expenses as a percentage of revenue versus the prior year quarter.

South Latin American Division (SLAD)

Figure 5. SLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	590			584

Total Revenues	351.6	(291.0)	331.5	392.1	11.5%	94.3%
Systemwide Comparable Sales						94.7%
Adjusted EBITDA	31.3	(47.0)	56.6	41.0	31.0%	180.9%
Adjusted EBITDA Margin	8.9%			10.5%	1.6 p.p.

As reported revenues in SLAD reached $392.1 million. Revenue was driven by an increase in systemwide comparable sales versus the prior year, which was in line with the division’s blended inflation in the period. Chile, Uruguay and Ecuador delivered the strongest growth in the quarter. Systemwide comparable sales growth includes the impact of Argentina and Venezuela’s high inflation rates.

Digital sales, which accounted for 51% of systemwide sales in SLAD, benefited from strong Delivery sales growth, with consistent increases in Own Delivery sales helping to drive identified sales growth across the division. According to Company research, SLAD’s markets captured additional market share in the quarter, reflecting the Brand’s strength in the region.

Marketing initiatives included the launch of brand affinity campaigns, such as “Pasan Cosas Lindas” in Argentina and “Me Gustas Así” in Chile, driving sequential improvements in key brand attributes in both markets. The quarter also included menu innovations such as the “Grand Tasty Spicy” in Argentina and the “Bacon Cheddar McMelt” in Argentina, Chile, and Colombia, to support the beef category. The launch of McFlurry products with locally relevant brands in Argentina, Chile and Colombia, also contributed to reinforce the Brand’s emotional connection with guests.

As reported Adjusted EBITDA reached $41.0 million in the quarter, rising 31.0% versus the prior year. Adjusted EBITDA margin was 10.5%, or 160 basis points higher than the prior year quarter. Margin performance reflects significant operating leverage in Payroll and Occupancy & Other Operating expenses due mainly to strong sales growth in the division.

For reference:

Figure 6. SLAD Division – Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	492			501

Total Revenues	345.8	(265.3)	300.7	381.2	10.2%	87.0%
Systemwide Comparable Sales						85.3%
Adjusted EBITDA	32.3	(47.8)	57.5	42.0	29.9%	177.7%
Adjusted EBITDA Margin	9.3%			11.0%	1.7 p.p.

New Unit Development

Figure 7. Total Restaurants (eop)*

	December 2023	September 2023	June 2023	March 2023	December 2022
Brazil	1,130	1,113	1,098	1,091	1,084
NOLAD	647	638	639	639	638
SLAD	584	588	580	582	590
TOTAL	2,361	2,339	2,317	2,312	2,312

*Considers Company-operated and franchised restaurants at period-end

Figure 8. Footprint as of December 31, 2023

	Store Type*			Total Restaurants	Ownership		McCafes	Dessert Centers
	FS	IS	MS & FC		Company Operated	Franchised
Brazil	579	91	460	1,130	689	441	97	2,002
NOLAD	404	50	193	647	494	153	19	520
SLAD	240	125	219	584	495	89	192	707
TOTAL	1,223	266	872	2,361	1,678	683	308	3,229

FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

During the fourth quarter of 2023, Arcos Dorados opened 36 EOTF restaurants, including 31 free-standing units. For the full year, the Company opened 81 restaurants, 72 of which were free-standing restaurants. In Brazil, the Company opened 18 EOTF locations in the quarter and 50 restaurants in the full year 2023.

The Company has the region’s largest free-standing restaurant portfolio by a wide margin, with more than half its footprint made up of free-standing units. This provides a structural competitive advantage in nearly all main markets given the versatility of this restaurant format and the incrementality of Drive-thru and Delivery sales.

As of the end of December 2023, there were 1,390 Experience of the Future locations, offering guests the most modern and complete restaurant experience in the region’s QSR industry and making up almost 60% of Arcos Dorados’ total restaurant footprint.

Balance Sheet & Cash Flow Highlights

Figure 9. Consolidated Debt and Financial Ratios

(In thousands of U.S. dollars, except ratios)

	December 31,	December 31,
	2023	2022
Total Cash & Cash equivalents (i)	246,767	304,396
Total Financial Debt (ii)	728,093	674,401
Net Financial Debt (iii)	481,326	370,005
LTM Adjusted EBITDA	472,304	386,564
Total Financial Debt / LTM Adjusted EBITDA ratio	1.5	1.7
Net Financial Debt / LTM Adjusted EBITDA ratio	1.0	1.0

(i)	Total cash & cash equivalents include short-term investment.

(ii)	Total financial debt includes short-term debt, long-term debt, accrued interest payable and derivative instruments (including the asset portion of derivatives amounting to $46.5 million and $92.9 million as a reduction of financial debt as of December 31, 2023 and December 31, 2022, respectively).

(iii)	Net financial debt equals total financial debt less total cash & cash equivalents.

As of December 31, 2023, total cash and cash equivalents were $246.8 million and total financial debt (including the net derivative instrument position) was $728.1 million.

Net debt (total financial debt minus total cash and cash equivalents) was $481.3 million, up from $370.0 million at the end of 2022 due to the lower cash balance and lower fair value of the Company’s derivative instruments. The net debt to Adjusted EBITDA leverage ratio remained at a healthy 1.0x, unchanged from year-end 2022.

Net cash generated from operating activities for the full year 2023, totaled $382.0 million, up 11% from the prior year’s $345.4 million. Cash used in net investing activities totaled $380.3 million, including capital expenditures of $360.1 million. Net cash used in financing activities was $11.8 million in the period.

2024 Guidance

As announced in the press release issued by the Company on January 29, 2024, Arcos Dorados plans to open 80 to 90 restaurants in 2024, comprised of about 90% free-standing units. The Company projects total capital expenditures of $300 million to $350 million for the full year 2024, which it expects to fund with cash on hand and cash generated from operations.

2024 Dividend

On March 12, 2024, the Board of Directors of Arcos Dorados Holdings Inc. approved a cash dividend for 2024. As such, the Company will pay $0.24 per share to all Class A and Class B shareholders of the Company in four installments, as follows: $0.06 per share on March 28, 2024, $0.06 per share on June 28, 2024, $0.06 per share on September 27, 2024, and $0.06 per share on December 27, 2024. The payments will be made to shareholders of record as of March 25, 2024, June 25, 2024, September 24, 2024, and December 23, 2024, respectively.

2024 Annual General Shareholders Meeting (AGM)

On March 7, 2024, the Company’s Board of Directors set the date for its AGM, which will be held on April 26, 2024, in Cartagena, Colombia, at 3:00 p.m. (local time), for all shareholders of record as of March 28, 2024.

Fourth Quarter 2023 Earnings Webcast

A webcast to discuss the information contained in this press release will be held today, March 13, 2024, at 10:00 a.m. ET. In order to access the webcast, members of the investment community should follow this link: Arcos Dorados Fourth Quarter 2023 Results Webcast.

A replay of the webcast will be available later today in the investor section of the Company’s website: www.arcosdorados.com/ir.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@mcd.com.uy	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

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Definitions

In analyzing business trends, management considers a variety of performance and financial measures which are considered to be non-GAAP including: Adjusted EBITDA, Constant Currency basis, Systemwide sales, and Systemwide comparable sales growth.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), this press release and the accompanying tables use a non-GAAP financial measure titled ‘Adjusted EBITDA’. Management uses Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as the Company’s operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses on the statement of income: gains from sale, or insurance recovery of property and equipment, write-offs of long-lived assets, and impairment of long-lived assets.

Management believes Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financing results), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 10 of this earnings release includes a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 21 – Segment and geographic information – of our financial statements (6-K Form) filed today with the S.E.C.

Constant Currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation and (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which the Company conducts its business against the US dollar (the currency in which the Company’s financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation. The Company also calculate variations as a percentage in constant currency, which are also considered to be non-GAAP measures, to provide a more meaningful analysis of its business by identifying the underlying business trends, without distortion from the effect of foreign currency fluctuations.

Systemwide sales: Systemwide sales represent measures for both Company-operated and sub-franchised restaurants. While sales by sub-franchisees are not recorded as revenues by the Company, management believes the information is important in understanding its financial performance because these sales are the basis on which it calculates and records sub-franchised restaurant revenues and are indicative of the financial health of its sub-franchisee base.

Systemwide comparable sales growth: this non-GAAP measure, refers to the change, on a constant currency basis, in Company-operated and sub-franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis) including those temporarily closed. Management believes it is a key performance indicator used within the retail industry and is indicative of the success of the Company’s initiatives as well as local economic, competitive and consumer trends. Sales by sub-franchisees are not recorded as revenues by the Company.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,350 restaurants, operated by the Company or by its sub-franchisees, that together employ over 95 thousand people (as of 12/31/2023). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its expectation for revenue generation and its outlook and guidance for 2024. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Fourth Quarter and Full Year 2023 Consolidated Results

Figure 10. Fourth Quarter and Full Year 2023 Consolidated Results

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Twelve-Months ended
	December 31,		December 31,
	2023	2022	2023	2022
REVENUES
Sales by Company-operated restaurants	1,121,463	972,261	4,137,675	3,457,491
Revenues from franchised restaurants	53,992	46,362	194,203	161,411
Total Revenues	1,175,455	1,018,623	4,331,878	3,618,902
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(396,086)	(346,489)	(1,457,720)	(1,227,293)
Payroll and employee benefits	(209,756)	(181,733)	(790,042)	(668,764)
Occupancy and other operating expenses	(311,158)	(259,608)	(1,154,334)	(967,690)
Royalty fees	(68,961)	(60,769)	(249,278)	(194,522)
Franchised restaurants - occupancy expenses	(23,306)	(17,984)	(83,359)	(68,028)
General and administrative expenses	(82,076)	(70,091)	(285,000)	(239,263)
Other operating (expense) / income, net	(2,325)	(434)	1,894	11,080
Total operating costs and expenses	(1,093,668)	(937,108)	(4,017,839)	(3,354,480)
Operating income	81,787	81,515	314,039	264,422
Net interest expense and other financing results	(5,315)	(1,010)	(32,275)	(43,750)
Gain / (Loss) from derivative instruments	37	(5,232)	(13,183)	(10,490)
Foreign currency exchange results	(11,457)	(297)	10,774	16,501
Other non-operating expenses, net	(1,138)	(238)	(1,238)	(287)
Income before income taxes	63,914	74,738	278,117	226,396
Income tax expense, net	(7,780)	(20,065)	(95,702)	(85,476)
Net income	56,134	54,673	182,415	140,920
Net income attributable to non-controlling interests	(356)	(181)	(1,141)	(577)
Net income attributable to Arcos Dorados Holdings Inc.	55,778	54,492	181,274	140,343
Earnings per share information ($ per share):
Basic net income per common share	$ 0.26	$ 0.26	$ 0.86	$ 0.67
Weighted-average number of common shares outstanding-Basic	210,654,969	210,594,545	210,632,812	210,552,173
Adjusted EBITDA Reconciliation
Operating income	81,787	81,515	314,039	264,422
Depreciation and amortization	43,462	30,843	149,268	119,777
Operating charges excluded from EBITDA computation	7,375	1,697	8,997	2,365
Adjusted EBITDA	132,624	114,055	472,304	386,564
Adjusted EBITDA Margin as % of total revenues	11.3%	11.2%	10.9%	10.7%

Fourth Quarter and Full Year 2023 Results by Division

Figure 11. Fourth Quarter and Full Year 2023 Consolidated Results by Division

(In thousands of U.S. dollars)

	For Three-Months ended		as reported	Constant Currency	For Twelve-Months ended		as reported	Constant Currency
	December 31,				December 31,
	2023	2022	Incr/(Decr)%	Incr/(Decr)%	2023	2022	Incr/(Decr)%	Incr/(Decr)%
Revenues
Brazil	482,937	406,259	18.9%	11.8%	1,701,547	1,429,105	19.1%	14.9%
NOLAD	300,415	260,759	15.2%	7.5%	1,132,912	920,189	23.1%	14.4%
SLAD	392,103	351,605	11.5%	94.3%	1,497,419	1,269,608	17.9%	88.0%
SLAD - Excl. Venezuela	381,191	345,766	10.2%	87.0%	1,465,489	1,251,007	17.1%	79.4%
TOTAL	1,175,455	1,018,623	15.4%	39.2%	4,331,878	3,618,902	19.7%	40.4%
TOTAL - Excl. Venezuela	1,164,543	1,012,784	15.0%	36.3%	4,299,948	3,600,301	19.4%	37.2%

Operating Income (loss)
Brazil	73,648	67,319	9.4%	2.7%	230,024	186,862	23.1%	18.3%
NOLAD	19,101	19,126	-0.1%	-7.7%	73,237	61,832	18.4%	9.0%
SLAD	24,582	23,379	5.1%	220.7%	121,683	107,520	13.2%	135.8%
SLAD - Excl. Venezuela	26,358	24,946	5.7%	209.0%	127,722	112,488	13.5%	136.9%
Corporate and Other	(35,544)	(28,309)	-25.6%	-96.5%	(110,905)	(91,792)	-20.8%	-73.9%
TOTAL	81,787	81,515	0.3%	30.2%	314,039	264,422	18.8%	44.6%
TOTAL - Excl. Venezuela	83,563	83,082	0.6%	30.3%	320,078	269,390	18.8%	46.7%

Adjusted EBITDA
Brazil	93,727	81,238	15.4%	8.3%	300,177	242,346	23.9%	19.2%
NOLAD	31,146	27,882	11.7%	3.6%	115,364	95,290	21.1%	11.9%
SLAD	41,010	31,317	31.0%	180.9%	160,380	134,253	19.5%	113.3%
SLAD - Excl. Venezuela	41,996	32,328	29.9%	177.7%	164,651	137,793	19.5%	116.2%
Corporate and Other	(33,259)	(26,382)	-26.1%	-100.0%	(103,617)	(85,325)	-21.4%	-76.0%
TOTAL	132,624	114,055	16.3%	33.3%	472,304	386,564	22.2%	37.5%
TOTAL - Excl. Venezuela	133,610	115,066	16.1%	33.7%	476,575	390,104	22.2%	39.2%

Figure 12. Average Exchange Rate per Quarter*

	Brazil	Mexico	Argentina
4Q23	4.95	17.54	445.71
4Q22	5.26	19.67	162.20

* Local $ per 1 US$

Summarized Consolidated Balance Sheet

Figure 13. Summarized Consolidated Balance Sheet

(In thousands of U.S. dollars)

	December 31,	December 31,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents	196,661	266,937
Short-term investments	50,106	37,459
Accounts and notes receivable, net	147,980	124,273
Other current assets (1)	210,531	196,873
Derivative instruments	—	58,821
Total current assets	605,278	684,363
Non-current assets
Property and equipment, net	1,119,885	856,085
Net intangible assets and goodwill	70,026	54,569
Deferred income taxes	98,163	87,972
Derivative instruments	46,486	34,088
Equity method investments	18,111	14,708
Lease right of use asset	954,564	820,683
Other non-current assets (2)	106,725	84,162
Total non-current assets	2,413,960	1,952,267
Total assets	3,019,238	2,636,630
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	374,986	353,468
Taxes payable (3)	163,143	146,682
Accrued payroll and other liabilities	142,487	115,327
Royalties payable to McDonald’s Corporation	21,292	21,280
Provision for contingencies	1,447	2,272
Interest payable	7,447	7,906
Financial debt (4)	37,361	29,566
Operating lease liabilities	93,507	82,911
Total current liabilities	841,670	759,412
Non-current liabilities
Accrued payroll and other liabilities	27,513	28,781
Provision for contingencies	49,172	42,567
Financial debt (5)	729,771	729,838
Deferred income taxes	1,166	3,931
Operating lease liabilities	853,107	747,674
Total non-current liabilities	1,660,729	1,552,791
Total liabilities	2,502,399	2,312,203
Equity
Class A shares of common stock	389,907	389,393
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,719	9,206
Retained earnings	566,188	424,936
Accumulated other comprehensive loss	(563,081)	(613,460)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc shareholders’ equity	515,281	323,623
Non-controlling interest in subsidiaries	1,558	804
Total equity	516,839	324,427
Total liabilities and equity	3,019,238	2,636,630

(1) Includes "Other receivables", "Inventories" and "Prepaid expenses and other current assets”.

(2) Includes "Miscellaneous" and "Collateral deposits".

(3) Includes "Income taxes payable" and "Other taxes payable".

(4) Includes "Short-term debt”, “Current portion of long-term debt" and "Derivative instruments”.

(5) Includes "Long-term debt, excluding current portion" and "Derivative instruments".